Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited interim condensed consolidated financial statements as of June 30, 2022 and for the six months ended June 30, 2021 and 2022 the notes thereto from our Form 6-K filed with the U.S. Securities and Exchange Commission, or the “SEC” on August 10, 2022, and “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on April 13, 2022 and any amendments thereto, if any, or the “2021 Form 20-F.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those expressed or implied in such forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key information—D. Risk Factors” of our 2021 Form 20-F.

Key Business Metrics

The following table sets forth our key business metrics as of and for the periods indicated. These supplemental business metrics are presented to assist investors to better understand our business and how it operates.

	As of and for the Six Months Ended June 30,
	2022	2021
Client Activity Metrics (unaudited)
Retail – AUC (in R$ billions)	846,190	817,319
Retail – active clients (in thousands)	3,629	3,140
Retail – gross total revenues (in R$ millions)	5,211	4,540
Institutional – gross total revenues (in R$ millions)	984	670
Issuer Services – gross total revenues (in R$ millions)	331	488
Digital Content – gross total revenues (in R$ millions)	22	52
Other – gross total revenues (in R$ millions)	340	234
Company Financial Metrics
Gross revenue and income (in R$ millions)	6,888	5,984
Total revenue and income (in R$ millions)	6,550	5,646
Gross Profit (in R$ millions)	4,700	3,914
Gross Margin (%)(1)	71.7%	69.3%

(1)	Calculated as total revenue and income less operating costs and expected credit losses, divided by total revenue and income.

The following table sets forth additional business metrics as of and for the periods indicated, related to Retail AUM (as defined herein). These supplemental business metrics are presented to assist investors to better understand our business and how it operates.

	As of and for the Six Months Ended June 30,
	2022	2021
Retail – AUM (in R$ billions)	124.7	96.6
Mutual and Hedge Funds	58.0	40.0
Hedge Funds (Fundo de Investimento Multimercado)	28.2	14.5
Equity Funds (Fundo de Investimento em Ações)	6.1	7.7
Fixed Income Funds (Fundo de Investimento Renda Fixa)	21.6	16.3
Other Funds	2.0	1.5
Private Equity Funds	2.2	1.5
Exclusive Funds	36.5	32.1

	As of and for the Six Months Ended June 30,
	2022	2021
Pension Funds	15.1	8.6
Investment Clubs	2.3	3.0
Managed Portfolios	10.6	11.4
Total Retail – AUM as a % of Retail AUC (%)	14.7%	11.8%
Retail – AUM Weighted Average Management Fee (% p.a.)	0.5%	0.5%
Mutual and Hedge Funds	0.5%	0.7%
Hedge Funds (Fundo de Investimento Multimercado)	0.6%	1.1%
Equity Funds (Fundo de Investimento em Ações)	1.0%	1.0%
Fixed Income Funds (Fundo de Investimento Renda Fixa)	0.2%	0.2%
Other Funds	0.3%	0.5%
Exclusive funds	0.3%	0.3%
Pension Funds	0.6%	0.7%
Private Equity Funds	1.7%	1.2%
Investment Clubs	0.6%	0.7%
Managed Portfolios	0.4%	0.4%
Total management fees, gross of taxes (in R$ millions)(1)	807	694
From funds and portfolios managed by our asset managers	466	349
% of total management fees	57.7%	50.3%
From third party funds (distribution fees)	341	345
% of total management fees	42.3%	49.7%

(1)	Consist of (i) fixed and performance-based management fees from mutual funds managed by our asset managers and sold to our retail and institutional clients; and (ii) fees from distributions (rebates from fixed and performance-based management fees) of funds managed by third-party asset managers to our retail clients.

Review of Results for the Six Months ended June 30, 2022

Retail – Our number of active clients rose 16% from 3.1 million as of June 30, 2021 to 3.6 million as of June 30, 2022, primarily due to (i) our growth strategy in our distribution channels, and (ii) expansion in product offerings – not only in the investment segment, but also with products such as credit cards, credit products, bank account, pension funds and insurance, and (iii) the increased number of investors in public equities within our market. However, the combined number of trades for the six months ended June 30, 2022 was 285 million, or a daily average of 2.295 million, which represented a decrease of 22% compared to the six months ended June 30, 2021, of which the total number of trades was 361 million, or a daily average of 2.958 million. Such decrease was primarily attributable to a more challenging first half-year for the equities market in 2022, partially offset by an increase of 4% in our AUC from R$817 billion as of June 30, 2021 to R$846 billion as of June 30, 2022, driven by R$89 billion of net inflows and R$60 billion of market depreciation. Our AUM increased by 29% from R$96.6 billion for the six months ended June 30, 2021 to R$124.7 billion for the six months ended June 30, 2022, mainly due to a 4% increase of our Retail AUC, comprising (i) an increase of R$18 billion from mutual and exclusive funds, (ii) an increase of R$6.5 billion from pension funds and (iii) an increase of R$4.4 billion from exclusive funds. Investment clubs, managed portfolios and private equity funds did not vary significantly in the period.

Retail Gross Total Revenues increased by 14.8% from R$4,540 million for the six months ended June 30, 2021 to R$5,211 million for the six months ended June 30, 2022, due mainly to (i) revenues that are benefitted from higher local interest rates, such as fixed income and float, and (ii) the increase in revenues from credit cards, credit, pension funds and insurance products.

The weighted average management fee of our AUM remained stable at 0.5% for the six months ended June 30, 2021 to the six months ended June 30, 2022. Management fees we earn from private equity funds increased 0.5%, from 1.2% for the six months ended June 30, 2021 to 1.7% for the six months ended June 30, 2022, which was partially offset by a 0.2% decrease in management fees we earn from mutual and hedge funds, from 0.7% for the six months ended June 30, 2021 to 0.5% for the six months ended June 30, 2022.

Institutional – gross revenues increased by 46.9% from R$670 million for the six months ended June 30, 2021 to R$984 million for the six months ended June 30, 2022. This increase was primarily attributable to an increase in market volatility, which led to an increase in hedging operations as our institutional clients sought to hedge their market positions and an increase in offshore and future operations.

Issuer Services – gross revenues decreased by 32.2% from R$488 million for the six months ended June 30, 2021 to R$331 million for the six months ended June 30, 2022. This decrease was primarily attributable to a decrease in equity capital markets (ECM) activity, which was partially offset by an increase in debt capital markets (DCM) activity in the first half of 2022.

Digital Content – gross revenues decreased by 58% from R$52 million for the six months ended June 30, 2021 to R$22 million for the six months ended June 30, 2022, mainly attributable to lower revenues for the six months ended June 30, 2022 from Xpeed, our online financial education portal, and Expert, our content platform.

As a result, our net revenue increased by 16.0% from R$5,646 million for the six months ended June 30, 2021 to R$6,550 million for the six months ended June 30, 2022. Gross margin also increased 2.4 percentage points from 69.3% for the six months ended June 30, 2021 to 71.7% for the six months ended June 30, 2022, driven by decreased costs of commissions as a percentage of net revenue due to increased participation of B2C – which is not commissioned – in the channel mix. Selling expenses decreased 45% from R$106 million for the six months ended June 30, 2021 to R$58 million for the six months ended June 30, 2022 and administrative expenses increased 33.1% from R$2,081 million for the six months ended June 30, 2021 to R$2,770 million for the six months ended June 30, 2022. As expenses grew less than total revenue and income, and gross margin increased, net income increased 6.1%, from R$1,665 million for the six months ended June 30, 2021 to R$1,767 million for the six months ended June 30, 2022, and net margin decreased 2.5 percentage points from 29.5% to 27% over the same period.

Results of Operations

Six Months Ended June 30, 2022, Compared to the Six Months Ended June 30, 2021

The following table sets forth our income statement data for the six months ended June 30, 2021 and 2022:

	For the Six Months Ended June 30,
	2022	2021	Variation (%)
	(R$ millions, except for percentages)
Income Statement Data
Net revenue from services rendered	2,818	3,056	(7.8)%
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	568	(300)	(289.4)%
Net income from financial instruments at fair value through profit or loss	3,165	2,890	9.5%
Total revenue and income	6,550	5,646	16.0%
Operating costs and expenses
Operating costs	(1,823)	(1,675)	8.8%
Selling expenses	(58)	(106)	(45.0)%
Administrative expenses	(2,770)	(2,081)	33.1%
Other operating income (expenses), net	(7)	90	n.m.
Expected credit losses	(28)	(57)	(51.2)%
Interest expense on debt	(125)	(29)	324.4%
Share of profit or (loss) in joint venture and associates	(15)	(0)	n.m.
Income before income tax	1,724	1,787	(3.5)%
Income tax expense	43	(121)	n.m.
Net income for the period	1,767	1,665	6.1%

n.m. = not meaningful.

Total revenue and income

Total revenue and income increased R$904 million, or 16.0%, from R$5,646 million for the six months ended June 30, 2021 to R$6,550 million for the six months ended June 30, 2022. Net revenues from services decreased R$238 million, or 7.8%, from R$3,056 million for the six months ended June 30, 2021 to R$2,818 million for the six months ended June 30, 2022, primarily driven by:

•	a R$231 million decrease in brokerage commissions, as a result of a 22% decrease in the daily average trades in retail for the six months ended June 30, 2022 compared to the same period of 2021, despite the increase in the number of active clients (which grew 15.6% from 3,140 thousand to 3,629 thousand in the same period).

•	a decrease of R$237 million in revenue from securities placements, primarily attributable to a decrease in executed deals and transactions, driven by (i) Equity Capital Markets, following a decrease from 20 executed deals for the six months ended June 30, 2021, to 9 executed deals for the six months ended June 30, 2022, and (ii) Debt Capital Markets, following a decrease from 105 transactions for the six months ended June 30, 2021 to 88 transactions for the six months ended June 30, 2022;

•	an increase of R$113 million in management fees as a result of: (i) management fees from our funds and managed portfolios, which increased 33.5% from R$349 million for the six months ended June 30, 2021 to R$466 million for the six months ended June 30, 2022 driven mostly by a 29% increase in AUM, and (ii) fees from distributions (rebates from management fees) of funds managed by third-party asset managers, which decreased 1% from R$345 million to R$341 million. Management fees attributable to funds managed by third parties (fees from distributions) decreased by 7.4 percentage points, from 49.7% for total management fees from the six months ended June 30, 2021 to 42.3% for the six months ended June 30, 2022, while management fees attributable to funds and portfolios managed by our asset managers increased by 7.4 percentage points, from 50.3% for the six months ended June 30, 2021 to 57.7% for the six months ended June 30, 2022.

•	a decrease of R$31 million in revenue from the sale of our educational products through our XP Educação, due to the absence of in-person events and courses.

•	a R$8 million decrease in other services, resulting from a decline in other ancillary revenues related to trading operations, such as third-party trading platform fees and interchange fees from credit cards;

Net income from financial instruments represented a R$1,143 million increase in total revenue and income, driven by the growth in our retail investment distribution platform (retail clients grew by 15.6% for the six months ended June 30, 2022) and our institutional businesses that grew R$314 million, or 46.9%, for the six months ended June 30, 2022 in comparison to the same period of 2021.

Operating costs and expenses

Operating costs. Operating costs increased R$148 million, or 8.8%, from R$1,675 million for the six months ended June 30, 2021 to R$1,823 million for the six months ended June 30, 2022. This increase was primarily attributable to a R$142 million increase in other costs, mainly related to our credit card cashback program. In addition, clearinghouse fees increased R$24 million and third party services expenses decreased, R$26 million. As a percentage of total revenue and income, our operating costs decreased 2 percentage points, from 30% for the six months ended June 30, 2021 to 28% for the six months ended June 30, 2022.

Selling expenses. Selling expenses decreased R$48 million, or 45.0%, from R$106 million for the six months ended June 30, 2021 to R$58 million for the six months ended June 30, 2022, due to higher investments made in June 30, 2021 in advertising and publicity expenses in connection with our traditional, online and social media advertising initiatives, in line with our marketing strategy to increase brand awareness, attract new customers and increase our market share.

Administrative expenses. Administrative expenses increased R$689 million, or 33.1%, from R$2,081 million for the six months ended June 30, 2021 to R$2,770 million for the six months ended June 30, 2022. This increase was primarily attributable to:

•	a R$443 million, or 29%, increase in personnel expenses related to an increase in total employee headcount of 41%, reflecting our fast growth, the expansion of recently launched business lines and especially the accelerated expansion of our technology team;

•	a R$113 million, or 55%, increase in data processing expenses, mainly related to consultancy services in connection with the operation, development and maintenance of our platform’s software; and

•	a R$97 million, or 123%, increase in third party services, mainly due to technology solutions related to online and social media.

Other operating income (expenses), net. Other operating income, net decreased from an income of R$90 million for the six months ended June 30, 2021 to an expense R$7 million for the six months ended June 30, 2022. This decrease was primarily due to the combined effect of (i) a decrease of R$96 million related to revenue from incentives from Tesouro Direto, B3 and others for the six months ended June 30, 2022; (ii) an increase of R$10 million related to charitable contributions; and (iii) R$2 million related to legal proceedings and settlements with customers.

Income before income taxes

As a result of the foregoing, income before income taxes decreased R$63 million, or 3.5%, from R$1,787 million for the six months ended June 30, 2021 to R$1,724 million for the six months ended June 30, 2022.

Income tax expense

Income tax expense decreased R$164 million, or 135.6%, from R$121 million for the six months ended June 30, 2021 to R$43 million for the six months ended June 30, 2022, mainly impacted by a result of (i) revenues at the level of entities and investment funds that adopt different taxation regimes according to the applicable rules in their respective jurisdiction and (ii) tax losses perceived by XP CCTVM specially due to increase of operating expenses and decrease of revenues from services rendered. These elements resulted in a decrease in our effective tax rate (ETR) from a negative 6.78% for the six months ended June 30, 2021 to a positive ETR of 2.50% for the six months ended June 30, 2022.

Net income for the period

As a result of the foregoing, net income increased R$101 million, or 6.1%, from R$1,665 million for the six months ended June 30, 2021 to R$1,766 million for the six months ended June 30, 2022.

Liquidity and Capital Resources

As of June 30, 2022, we had R$3,536 million in cash and cash equivalents. We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.

The following table shows the generation and use of cash for the periods indicated:

	For the Six Months Ended June 30,
	2022	2021
	(R$ millions)
Cash Flow Data
Income before income tax	1,724	1,787
Adjustments to reconcile income before income tax	288	411
Income tax paid	(295)	(305)
Contingencies paid	(1)	(2)
Interest paid	(102)	(4)
Changes in working capital assets and liabilities	(734)	3,460
Adjusted net cash flow (used in) from operating activities excluding net cash flow (used in) from securities, repos, derivatives and banking activities	879	5,347
Net cash flows from (used in) securities, repos, derivatives	(391)	(6,347)
Net cash flows from (used in) operating activities	488	(1,000)
Net cash flows from (used in) investing activities	(233)	(307)
Net cash flows from (used in) financing activities	(449)	1,858

Our cash and cash equivalents include cash on hand, interbank certificate deposits with banks and other highly liquid securities purchased under agreements to resell with original maturities of ninety days or less, which have an immaterial risk of change in value. For more information, see notes 6 and 7 to our audited consolidated financial statements of our 2021 Form 20-F.

Net cash flows from (used in) operating activities

Our net cash flows used in operating activities decreased from R$1,000 million in the six months ended June 30, 2021 to net cash flows from operating activities of R$488 million for the six months ended June 30, 2022, primarily driven by: (i) higher balance of securities and derivatives that we hold in the ordinary course of our business as a retail investment distribution platform and as an institutional broker dealer (with respect to the sale of fixed income securities and structured notes); (ii) our strategy to allocate excess cash and cash equivalents from treasury funds, from floating balances and from private pension balances to securities and other financial assets. These balances may fluctuate substantially from quarter to quarter and were the key drivers of the net cash flows from operating activities in the six months ended June 30, 2022; and (iii) increases in our banking activities from loans operations, market funding operations mainly derived from deposits (time deposits), structured operations certificates, or “COEs,” and other financial liabilities which include financial bills as a result of our expected growth in banking services vertical.

If the variation from those lines were to be excluded from the analysis, adjusted net cash flows used in operating activities would have decreased from R$5,347 million for the six months ended June 30, 2021 to cash flow from operating activities of R$879 million for the six months ended June 30, 2022, mainly reflecting foreign exchange differences and variation of other financial assets and liabilities.

Net cash flows from (used in) investing activities

Our net cash used in investing activities decreased from R$307 million for the six months ended June 30, 2021 to R$233 million for the six months ended June 30, 2022, primarily affected by a decrease in investment in intangible assets (mostly IT infrastructure and capitalization software development) from R$194 million for the six months ended June 30, 2021 to R$15 million for the six months ended June 30, 2022, which was partially offset by increased investments in associate and joint ventures from R$60 million for the six months ended June 30, 2021 to R$181 million for the six months ended June 30, 2022.

Net cash flows from (used in) financing activities

Our net cash flows from financing activities decreased from R$1,858 million for the six months ended June 30, 2021 to net cash flows used in financing activities of R$449 million in the six months ended June 30, 2022, primarily due to: (i) a decrease in borrowings from R$1,571 million for the six months ended June 30, 2021 to R$0 for the six months ended June 30, 2022; (ii) a decrease in issuance of debentures from R$500 million for the six months ended June 30, 2021 to R$26 million for the six months ended June 30, 2022; and (iii) an increase in cash used in the acquisition of treasury shares from R$0 for the six months ended June 30, 2021 to R$246 million for the six months ended June 30, 2022.

Indebtedness

As of June 30, 2022, we had R$1,829 million in outstanding loans, R$289 million in lease liabilities, R$594 million in outstanding debentures and R$3,874 million in senior notes issued by us. As of June 30, 2022, we were in compliance with the covenants in certain loan agreements and debentures.

Capital Expenditures

As of the six months ended June 30, 2021 and 2022, we made capital expenditures of R$219 million and R$36 million, respectively. Total capital expenditures as a percentage of total net revenue and income were 3.9% and 0.6% for the six months ended June 30, 2021 and 2022, respectively. These capital expenditures mainly include expenditures related to the upgrade and development of our IT systems, software and infrastructure, and the expansion of our office spaces due to accelerated growth in employee headcount.

We expect to increase our capital expenditures to support the growth in our business and operations. We expect to meet our capital expenditure needs for the foreseeable future from our operating cash flows and our existing cash and cash equivalents. Our future capital requirements will depend on several factors, including our growth rate, the expansion of our research and development efforts, employee headcount, marketing and sales activities, the introduction of new features to our existing products and the continued market acceptance of our products.

Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations as of June 30, 2022:

	Payments due by period as of June 30, 2022
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(R$ millions)
Borrowings and bonds(1)	5,703	1,829	-	3,874	-
Debentures(1)	594	-	26	-	568
Lease obligations	289	81	187	21	-
Other financial liabilities(2)	743	9	703	22	9
Total	7,329	1,919	916	3,916	577

(1)	Does not include fair value adjustments of: (i) debentures in the amount of R$76 million; and (ii) bonds in the amount of R$239 million.

(2)	Corresponds to contractual contingent considerations associated to investments acquisitions as of June 30, 2022. As of June 30, 2022 the maturity of the total contingent consideration payment is up to 6 years and the contractual maximum amount payable is R$879 million (the minimum amount is zero).

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2022.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and foreign currency fluctuations. Information relating to quantitative and qualitative disclosures about these market risks is described below and in note 35 to our audited consolidated financial statements included in our 2021 Form 20-F.

We conducted a sensitivity analysis for market risks we considered relevant as of June 30, 2022. For this analysis, we adopted the following three scenarios:

•	Scenario I, which contemplates an increase in fixed interest rate yields, exchange coupon rates and inflation of one basis point, and an increase in the prices of shares and currencies of one percentage point;

•	Scenario II, which contemplates 25% increases and decreases in fixed interest rate yields, exchange coupon rates and inflation, assuming the largest possible losses per scenario; and

•	Scenario III, which contemplates 50% increases and decreases in pre-fixed interest rate yields, exchange coupon rates, inflation and interest rates, assuming the largest possible losses per scenario.

The below table sets forth the impact of each scenario on each market risk. It does not account for the risk protocols of our risk and treasury areas, which trigger risk mitigation measures as soon as losses are detected, minimizing the risk of significant losses:

		As of June 30, 2022
Trading Portfolio	Exposures	Scenarios
Risk Factors:	Risk of Variation in:	I	II	III
		(R$ millions)
Pre-fixed	Pre-fixed interest rate in reais	(4)	(261)	(592)
Exchange coupons	Foreign currencies coupon rate	(6)	(44)	(87)
Foreign currencies	Exchange rates	(2)	158	551
Price indexes	Inflation coupon rates	-	(7)	(17)
Shares	Shares prices	(2)	84	100
Seed money(1)	Seed money	(7)	(174)	(347)
		(21)	(244)	(392)

(1)	Related to seed money strategy, which includes several risk factors that are disclosed in aggregate.

		As of December 31, 2021
Trading Portfolio	Exposures	Scenarios
Risk Factors:	Risk of Variation in:	I	II	III
		(R$ millions)
Pre-fixed	Pre-fixed interest rate in reais	—	(111)	(205)
Exchange coupons	Foreign currencies coupon rate	—	(6)	(11)
Foreign currencies	Exchange rates	—	177	384
Price indexes	Inflation coupon rates	—	(53)	(104)
Shares	Shares prices	(1)	(132)	92
Seed Money(1)	Seed Money	(6)	(155)	(310)
		(9)	(279)	(153)

(1)	Related to seed money strategy, which includes several risk factors that are disclosed in aggregate.

Currency Risk

We are subject to foreign currency risk as we hold interests in XP Holding International LLC, one of our international financial holding companies in the United States, XP Advisors Inc., our finance services consulting company in the United States, and XP Holding UK Ltd, one of our international financial holding companies in the United Kingdom, whose equity as of June 30, 2022 was US$56.3 million (US$50 million as of June 30, 2021), US$4.1 million (US$1.8 million as of June 30, 2021) and GBP4.5 million (GBP1.7 million as of June 30, 2021) respectively.

The foreign currency exposure risk of XP Holding International and XP Advisors Inc. is hedged with the objective of minimizing the volatility of our functional currency (the real) against the U.S. dollar arising from foreign investments offshore. The foreign currency exposure risk of XP Holding UK Ltd has not been hedged.

On June 24, 2021, we issued senior notes due 2026 in an aggregate principal amount of US$750.0 million. The 3.250% notes due 2026 bear interest at the annual rate of 3.250%, payable semiannually in arrears on January 1 and July 1 of each year, which commenced on January 1, 2022. The 3.250% notes due 2026 are guaranteed by XP Investimentos S.A. and have been listed on the Singapore Exchange Securities Trading Limited since July 1, 2021. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—3.250% Senior Notes due 2026” in our 2021 Form 20-F.

On May 28, 2021, we entered into a credit agreement with Banco Nacional de México S.A. for a term loan in the amount of US$295 million. This loan bears interest at the annual rate of 0.81%, payable annually in arrears on May 23, 2022, and matures on the same date. The loan is guaranteed by collateral securities. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Borrowings” in our 2021 Form 20-F.

As of June 30, 2022, we had no indebtedness denominated in U.S. dollars other than our 3.250% notes due 2026 and the credit agreement with Banco Nacional de México.

Interest Rate Risk

Interest rate risk arises from the possibility that we incur in gains or losses arising from fluctuations in interest rates on our financial assets and liabilities. The following are the risk rates that we are exposed to: (i) SELIC rate; (ii) IGP-M, the Brazilian general market price index (Índice Geral de Preços do Mercado); (iii) IPCA, the Brazilian national consumer price index (Índice Nacional de Preços ao Consumidor Amplo); (iv) PRE, the Brazilian required reference equity index (Patrimônio de Referência Exigido); and (v) foreign exchange coupon.

We have floating interest rate indebtedness, so we are exposed to interest rate risk as a result of changes in the level of interest rates, and any increase in interest rates could negatively affect our results of operations and would increase the costs associated with financing our operations. As of December 31, 2021, and 2020, substantially all of our total indebtedness consisted of floating rate debt and was principally indexed to the CDI. Furthermore, our exposure to interest rate risk also applies to our cash and cash equivalents deposited in interest-bearing accounts which are indexed to the CDI, which can affect our results of operations and cash flows.

Price Risk

Price risk is the risk arising from price changes in investment fund portfolios and shares listed on the stock exchange held in our portfolio, which may affect profit or loss. Price risk is mitigated by our management through the diversification of our portfolio and/or through the use of derivatives contracts, such as options or futures. We believe we adopt conservative price risk limits in our risk budget.

Liquidity Risk

Liquidity risk relates to maintaining sufficient cash and securities through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. We have a liquidity risk management policy, which aims to ensure a minimum level of liquidity considered adequate by our management. This policy establishes actions to be taken in the event of liquidity contingencies, which are designed to reframe cash within required minimum liquidity limits. Our risk department is responsible for the structure and management of risks and is under the supervision of the board of directors, for the avoidance of any conflicts of interest with departments requiring liquidity.

Liquidity risk control is based on forecasts of cash and assets with credit risk. The cash forecast relies on the free funds deposited by customers, while fund allocations can be classified according to their settlement or zero settlement periods. The stressed scenario models for delays in private credit assets and the extent to which possible stress would affect our liquidity conditions.

Credit Risk

Credit risk is the risk of suffering financial losses related to non-compliance by any of our clients and market counterparties with financial obligations, agreement devaluations as a result of the deterioration in the risk rating of borrowers, reduced gains or remuneration, and concessions granted in the renegotiation of financial arrangements and recovery costs, among others.

Credit risk includes, among other risks: (i) non-compliance by counterparties with obligations related to the settlement of transactions in financial assets, including derivative financial instruments; (ii) losses related to non-compliance with financial obligations by borrowers located abroad, as a result of the actions taken by the government of the country in which they reside; (iii) cash disbursements to honor warranties, co-obligations, credit commitments or other transactions of a similar nature; and (iv) losses associated with non-compliance by intermediaries or borrowers with financial obligations pursuant to financing agreements.

In our credit operations, we use client investments as collateral to reduce potential losses and mitigate credit risk exposure by managing collateral so that they are always sufficient, legally enforceable (effective) and viable. We also monitor the value of the collateral. The credit risk management provides recommendations to set risk appetite strategies, to set limits, including exposure analysis and trends as well as the effectiveness of the credit policy. We believe our credit operations have high credit quality and we often use risk mitigation measures, primarily through client investments as collateral.

Our risk department is responsible for managing credit risk, ensuring compliance with our credit risk policy and established operating limits. Our credit policy is based on our internal scenario, including portfolio composition by security, issuer, rating, economic activity and duration of the portfolio, and on the external economic scenario, including interest rates and inflation, among others. The credit analysis department is also actively involved in this process and is responsible for assessing the credit risk of issues and issuers with which we maintain or intend to maintain credit relations. It also recommends limiting the credit risk positions of customers.

We use the National Scale Notes from the International Emission Risk Agencies to subdivide portfolios into High, Medium and Low Risk, based on an internal rating scale. Management undertakes credit quality analysis of assets that are not past due or reduced to recoverable value. For credit operations, we use the relevant client’s investments under custody with us as collateral to reduce potential losses and protect against credit risk exposure, and we manage and monitor this collateral to ensure it remains sufficient, legally enforceable (effective) and viable. Our credit risk management operations allow us to formulate risk appetite strategies and establish limits, including exposure analysis and trends as well as the effectiveness of our credit policy. As of June 30, 2022, and 2021, such assets were substantially represented by credit operations and securities purchased under agreements to resell the counterparties, which include Brazilian banks with low credit risk, securities issued by the Brazilian government, as well as derivative financial instruments transactions, which are mostly traded on the B3 S.A. – Brasil, Bolsa, Balcão.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three main types of risk: foreign exchange variation, interest rates and share prices. The aim of market risk management is to control exposure to market risks, within acceptable parameters, while optimizing returns. Market risk management for operations is carried out through policies, control procedures and prior identification of risks in new products and activities, with the purpose of maintaining market risk exposure at levels considered acceptable by us and to meet the business strategy and limits defined by the risk committee of XP Brazil.

The main tool used to measure and control our exposure risk to the market, mainly in relation to the trading assets portfolio, is the Maps Luna program, which calculates the capital allocation based on the exposure risk factors in the regulations issued by the Central Bank for financial institutions, which we apply to verify the risk exposure of our assets. In order to comply with the provisions of the Central Bank, our financial institutions monitor our exposure and calculate it on a daily basis, in accordance with CMN Resolution No. 4,557, and submit it daily to the Central Bank. With the formalized rules, the risk department of XP Brazil has the objective of controlling, monitoring and ensuring compliance with the pre-established limits, and may decline, in whole or in part, to receive and/or execute the requested transactions, upon immediate communication to customers, in addition to intervening in cases of non-compliance and reporting all unusual events to the committee.

In addition to aforementioned controls, we adopt guidelines to control the risk of the assets that mark treasury operations so that the portfolios of the participating companies are composed of assets that have low volatility and, consequently, less exposure to risk. In the event of non-compliance with the operational limits, the treasury manager can take the necessary measures to remedy this as quickly as possible.

Operating Risk

Operating risk is the risk of direct or indirect losses resulting from a variety of internal factors associated with our processes, personnel, technology and infrastructure, and with external factors, except for credit, market and liquidity risks, such as those deriving from legal and regulatory requirements and from generally accepted standards of business behavior. Operating risks arise from all of our operations. Our objective is to manage operating risk to avoid financial losses and damage to our reputation, and also to seek cost efficiency, avoiding control procedures that restrict initiatives and creativity.

The main responsibility for development and implementation of controls to deal with operating risks is attributed to key management within each business unit, and is supported by the development of our general standards for management of operating risks in the following areas: (i) requirements of segregation of functions, including independent authorization for transactions; (ii) requirements of reconciliation and monitoring of transactions; (iii) compliance with legal and regulatory requirements; (iv) documentation of controls and procedures; (v) requirements of periodic assessment of the operating risks faced and the adequacy of the controls and procedures for dealing with the identified risks; (vi) development of contingency plans; (vii) professional training and development; and (viii) ethical and business standards.

Our financial institutions, in compliance with the provisions of CMN Resolution No. 4,557, have a process that encompasses institutional policies, procedures, systems and contingency plans and business continuity for the occurrence of external events, in addition to formalizing the single structure required by the Central Bank.